FROZEN FOOD GIFT GROUP, INC.
7825 Fay Avenue, Suite 200
La Jolla, CA 92037
(888) 530-3738

Via Edgar

October 25, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Frozen Food Gift Group, Inc.
Withdrawal of Request to Withdraw Registration Statement on Form S-1 (File No. 333-165406)
Originally filed October 3, 2012

Ladies and Gentlemen:

Frozen Food Gift Group, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the correspondence filed as Form RW on October 3, 2012.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (888) 530-3738.

Very truly yours,

By:	/s/ Jonathan F. Irwin
Jonathan F. Irwin
Chief Executive Officer